Exhibit 99.7

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use and reference to our name and reports evaluating a portion of EnCana Corporation’s petroleum and natural gas reserves as of December 31, 2007, and the information derived from our reports, as described or incorporated by reference in: (i) EnCana Corporation’s Annual Report on Form 40-F for the year ended December 31, 2007; (ii) EnCana Corporation’s and EnCana Holdings Finance Corp.’s registration statement on Form F-9 (File Nos. 333-133648-01 and 333-133648); (iii) EnCana Corporation’s registration statement on Form F-9 (File No. 333-137182); and (iv) EnCana Corporation’s registration statements on Form S-8 (File Nos. 333-124218, 333-13956, 333-140856 and 333-85598), filed with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended as applicable.

NETHERLAND, SEWELL & ASSOCIATES, INC.

/s/ C.H. (Scott) Rees III, P.E.
By:
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

Dallas, Texas
February 22, 2008